FEDERATED FIXED INCOME SECURITIES, INC.

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

January 13, 2017

Betselot Zeleke

EDGAR Operations Branch

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE: FEDERATED FIXED INCOME SECURITIES, INC. (the “Registrant”)

Federated Strategic Income Fund (the “Fund”)

Class A Shares

Class B Shares

Class C Shares

Class F Shares

Institutional Shares

Class R6 Shares

1933 Act File No. 33-43472

1940 Act File No. 811-6447

Dear Mr. Zeleke:

The Registrant is filing this correspondence to respond to your comments provided on January 3, 2017 on its Rule 485(a) Post-Effective Amendment No. 79 and Amendment No. 79, with respect to the Fund, submitted on November 17, 2016. The filing was made to register R6 Shares.

Comment 1. Please respond to the Commission’s comments in writing via an Edgar Correspondence filing. Please give the Commission ten days to review the responses and respond to the Registrant before the amendment becomes effective. If a comment requires revised disclosure or revised disclosure is contemplated by your response, please provide draft disclosure in your letter. Please apply comments to any similar disclosure across the documents. Also, update the documents to include all missing data.

Response: The Registrant will respond as requested.

Comment 2. Fee Table: Regarding footnote 3, disclose if there is a recoupment agreement between the Fund and the adviser, and if so, please provide the terms of such agreement.

Response: The Registrant confirms that there is no recoupment agreement between the Fund and the adviser.

Comment 3. Fee Table Example: Does the example reflect the fee waiver/reimbursement only for the term of the operating expense limitation agreement?

Response: The Registrant confirms that the expense waiver is not reflected in the calculations for any of the example numbers. The example calculations are all based on gross expenses.

Comment 4. Strategy Sections: If the Fund invests in contingent convertible securities (CoCos), consider if additional disclosure is needed regarding CoCos. If CoCos are appropriate, disclose the extent to which the Fund invests in such securities and their characteristics such as credit quality and conversion triggers.

Response: The Registrant confirms that although CoCos are a permissible investment for the Fund, the Fund does not currently invest or intend to invest in CoCos. In addition, any future investment in CoCos would be minimal.

The Registrant notes that convertible securities in which the Fund invests may have contingency clauses, such as the occurrence of a pre-specified event that triggers the conversion of a debt security into an equity security. The Registrant notes that disclosure describing the Fund’s investments in such convertible securities can be found in the Prospectus in the section “What are the Fund’s Principal Investments? - Convertible Securities (A Type of Fixed-Income Security),” which states, in part, that “Convertible securities are fixed-income securities that may be exchanged for equity securities at a specified conversion price.” In light of the preceding disclosure, and in light of the fact that the Fund does not currently invest or intend to invest in CoCos, the Registration believes that the current disclosure is adequate.

Comment 5. Strategy Sections: The Fund may invest up to 20% of its assets in pooled investment vehicles. What types of pooled investment vehicles does the Fund invest in? Does this include private funds? If so, how much can the Fund invest in private funds and how much does the Fund currently invest in such entities?

Response: The Registrant notes that its primary investment strategy is to allocate its investments among the following three categories of the fixed-income market: domestic investment-grade, domestic noninvestment-grade and foreign investments. While the Fund’s portfolio usually includes securities from all three categories, the Fund limits the amount that it may invest in a single category up to 60% of its assets, except for the domestic investment-grade category, in which the Fund may invest up to 75% of its assets. With respect to these fixed-income categories, the Fund’s exposure to these segments of the fixed-income market may be through investments in other investment companies, including, for example, funds advised by the Adviser or its affiliates that are open-end management companies registered under the 1940 Act, available only to registered investment companies and other institutional investors (the “Core Funds”).

In addition to the Fund’s primary strategy of allocating its portfolio of investments among the three fixed-income categories described above, the Registrant confirms that the Fund may also opportunistically invest up to 20% of its assets in equity securities, including common stocks, preferred stocks, warrants, convertible securities, and pooled investment vehicles such as exchange-traded funds (ETFs) or other investment companies. Currently, the Fund invests directly in equity securities as part of its equity exposure and the Fund does not currently invest or intend to invest in any private funds. If the Fund were to invest in a pooled investment vehicle in the future as part of its equity exposure, the Fund expects that such investment would be in an open-end investment company or an ETF.

Comment 6. Strategy Sections: The Fund may invest its assets in securities of other investment companies. Please explain the Fund’s plan for complying with Section 12(d) of the Investment Company Act of 1940 (the “1940 Act”), any no action or exemptive relief on which you intend to rely and explain how you will or have complied with the terms and conditions of the relief granted.

Response: The Registrant confirms that the Fund may invest in the securities of other investment companies including affiliated money market funds to implement its investment strategy and manage uninvested cash. The Fund may also gain exposure to asset classes identified in its investment strategies through investment in such securities directly or through investment in securities of affiliated investment companies which are not available for public investment (the Federated “core funds”). The Fund is permitted to make these investments pursuant to Investment Company Act Section 12(d)(1) and the rules thereunder effective July 31, 2006 (Investment Company Act Release No. 27399) and to an SEC Exemptive Order (“Order”) dated 11/21/1997 (Investment Company Act Release No. 22903).

Pursuant to Rule 12d1-1, the Fund’s investments in affiliated money market funds are exempt from the limitations espoused in Section 12(d)(1) of the 1940 Act.

Pursuant to the Order, the Fund is allowed to invest in the core funds, including but not limited to Federated Bank Loan Core Fund (“Bank Loan Core”), in excess of the limits imposed by Section (12)(d)(1)(A) & (B), subject to certain conditions, including that (i) the Fund will not invest in any affiliated fund if that affiliated fund may acquire securities of any other investment company in excess of the limits contained in Section 12(d)(1)(A); (ii) the Board of Directors of the Fund, including a majority of the independent Directors, shall find that the advisory fees under the Fund’s advisory contract are based on services that will be in addition to, rather than, duplicative of services provided under the contracts of any affiliated fund in which the Fund may invest, provided that no such findings will be necessary if the investment adviser to such affiliated fund waives all advisory fees that may be imposed on the affiliated fund; and (iii) any sales charges and service fees as may be charged with respect to the Fund, when aggregate with any such sales charges and service fees borne by the Fund with respect to the shares of the affiliated fund, shall not exceed applicable FINRA limits. In addition, the Fund’s investments in affiliated money market funds and the core funds are subject to established internal policies and procedures that have been and continue to be monitored by the Adviser and Federated Compliance.

Comment 7. Strategy Sections: The Fund will invest its assets so that 80% of its assets (plus any borrowings for investment purposes) are invested in fixed-income investments. How is compliance with the 80% test measured given the Fund’s investments in other Federated Funds?

Response: The Fund looks through to the holdings of the underlying funds for purposes of measuring compliance with the 80% test.

Comment 8. Prospectus: As required by Item 9 of Form N-1A (Investment Objectives, Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings), disclose the Fund’s investment objective.

Response: The Fund will add the investment objective to the beginning of the first paragraph under “What are the Fund’s Investment Strategies?” The revised first paragraph is as follows:

What are the Fund’s Investment Strategies?

The Fund’s investment objective is to seek a high level of current income. While there is no assurance that the Fund will achieve its investment objective, it endeavors to do so by following the strategies and policies in this Prospectus. The Fund’s Statement of Additional Information (SAI) provides information about the Fund’s non-principal strategies.

Comment 9. Please disclose if the Fund intends to invest over 25% of assets in sovereign debt of a single foreign country.

Response: The Registrant confirms that the Fund does not intend to invest over 25% of assets in sovereign debt of a single foreign country.

Comment 10. Derivatives Disclosure: For purposes of Section 18 of the 1940 Act, the Fund must set aside liquid assets to cover its obligations under derivative instruments consistent with Commission and staff guidance. Please be aware that any new release issued by the Commission could impact how the Fund operates in this regard.

Response: The Registrant acknowledges the Staff’s comment on its use of derivatives in compliance with Section 18 of the 1940 Act and all subsequent Commission releases.

Comment 11. Derivatives Disclosure: For purposes of the Fund’s 80% policy, how will derivatives be valued? The market value and not exposure should be used for purposes of determining compliance with the 80% investment policy requirement of Rule 35d-1 under the 1940 Act (the “Names Rule”).

Response: The Registrant confirms that the market value of the Registrant’s investments in derivatives will be used in calculating compliance with the Fund’s 80% policy for purposes of the Names Rule.

Comment 12. Prospectus Risk Sections: Under the “Risk of Investing in Derivative Contracts and Hybrid Instruments,” please remove the reference to the SAI and add “counterparty risk.”

Response: The following revisions will be made to the Fund’s January annual update:

Risk of Investing in Derivative Contracts and Hybrid Instruments. Derivative contracts and hybrid instruments involve risks different from, or possibly greater than, risks associated with investing directly in securities and other traditional investments. Specific risk issues related to the use of such contracts and instruments include valuation and tax issues, increased potential for losses and/or costs to the Fund and a potential reduction in gains to the Fund. Each of these issues is described in greater detail in this Prospectus. Derivative contracts and hybrid instruments may also involve other risks described in this Prospectus ~~or the Fund’s Statement of Additional Information (SAI)~~, such as interest rate, credit, counterparty, stock market, currency, liquidity and leverage risks.

The following risk factor will be added to the Fund’s summary and statutory prospectus:

COUNTERPARTY RISK

Counterparty risk includes the possibility that a party to a transaction involving the Fund will fail to meet its obligations. This could cause the Fund to lose money or to lose the benefit of the transaction or prevent the Fund from selling or buying other securities to implement its investment strategy.

Comment 13. SAI: Under the Fund’s “Concentration” policy please add “or group of industries” after the word “industry.”

Response: The Registrant acknowledges that Item 16(c)(1)(iv) of Form N-1A language specifies the language “a particular industry or group of industries.” However, the Registrant respectfully notes that the Fund’s concentration policy is a fundamental policy and cannot be changed without shareholder approval. While the Fund’s disclosure does not exactly track the language of Item 16(c)(1)(iv), it matches the fundamental policy as adopted by the Fund’s Board.

Further, the Fund is managed as a broadly diversified portfolio by asset class and by industry in corporate issuers. This is addressed under “Additional Information” following the Fund’s Investment Limitations:

“In applying the Fund’s concentration limitation: (a) utility companies will be divided according to their services, for example, gas, gas transmission, electric and telephone will each be considered a separate industry; (b) financial service companies will be classified according to the end users of their services, for example, automobile finance, bank finance and diversified finance will each be considered a separate industry; and (c) asset-backed securities will be classified according to the underlying assets securing such securities.”

Comment 14. SAI: We note that under the Fund’s concentration policy, it states that municipal securities will not be deemed to constitute an industry. Please note that the Fund should look through private activity municipal debt securities whose principal and interest payments are derived principally from assets and revenues of a non-governmental entity to determine the industry or group of industries to which an investment should be allocated and when determining the Fund’s compliance for its concentration policy.

Response:

The Registrant confirms that the Fund looks through private activity municipal debt securities whose principal and interest payments are derived principally from assets and revenues of a non-governmental entity to determine the industry or group of industries to which an investment should be allocated for purposes of complying with the Fund’s fundamental concentration policy.

If you have any questions on the enclosed material, please contact me at (412) 288-7413.

Very truly yours,

/s/ Alice Helscher

Alice Helscher

Senior Paralegal